    As filed with the Securities and Exchange Commission on August 25, 1998
                                                      Registration No. 333-55949


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                            RALLY'S HAMBURGERS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                         62-1210077
    (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)


                       14255 49TH STREET NORTH, BUILDING 1
                            CLEARWATER, FLORIDA 33762
                                 (727) 519-2000


               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              ---------------------

                               JAMES J. GILLESPIE

                       14255 49TH STREET NORTH, BUILDING 1
                            CLEARWATER, FLORIDA 33762
                                 (727) 519-2000


            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                             JANET S. MCCLOUD, ESQ.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-3000

                              ---------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                              ---------------------

                If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box.
                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                      Proposed           Proposed
                                             Amount                    Maximum            Maximum
        Title of Each Class of                to be                Offering Price        Aggregate               Amount of
      Securities to be Registered          Registered                 Per Unit          Offering Price       Registration Fee
                                                                        (1)                 (1)                    (2)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.10 par value            8,476,036                 $  2.125         $  18,011,576           $   5,313
                                          shares (3)
===================================================================================================================================

(1)     Estimated solely for purposes of calculating the Registration Fee.
(2)     Calculated pursuant to Rule 457(c) under the Securities Act of 1933.

(3) Includes 4,566,700 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, which was converted at the Annual Meeting of Stockholders on June 11, 1998.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                8,476,036 SHARES
                            RALLY'S HAMBURGERS, INC.
                                  COMMON STOCK


                All of the 8,476,036 shares of common stock, $.10 par value per share ("Rally's Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation (the "Company" or "Rally's"), to which this Prospectus relates will be offered by certain stockholders of the Company named herein. All of such stockholders do not necessarily intend to sell their shares of Rally's Common Stock, but they may decide to do so in the future. See "Risk Factors-Shares Eligible for Future Issuance and Sale; Dilution of Voting Power" and "Selling Stockholders." The Company will not receive any proceeds from the sale of Rally's Common Stock offered hereby. The shares of Rally's Common Stock offered by the selling stockholders may be sold on the NASDAQ National Market (the "NMS"), at prices then prevailing, in negotiated transactions or otherwise. With respect to transactions on the NMS, any selling stockholder will pay the regular commissions of brokers for effecting such sales. The last reported sale price of Rally's Common Stock, which is traded under the symbol "RLLY," on the NMS on August 24, 1998 was $1.2813 per share.


                SEE "RISK FACTORS" COMMENCING ON PAGE 2 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN RALLY'S COMMON STOCK.

                              --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS AFFILIATES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS.





                 The date of this Prospectus is August 25, 1998

                                  RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

                THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "RISK FACTORS" AS WELL AS WITHIN THE PROSPECTUS GENERALLY, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ALSO, DOCUMENTS SUBSEQUENTLY FILED BY THE COMPANY WITH THE COMMISSION AND INCORPORATED HEREIN BY REFERENCE MAY CONTAIN FORWARD-LOOKING STATEMENTS. THE COMPANY CAUTIONS INVESTORS THAT ANY FORWARD-LOOKING STATEMENTS MADE BY THE COMPANY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING BUT NOT LIMITED TO THE FOLLOWING:


                (i)      The Company competes with numerous well established
                            competitors who have substantially greater financial resources and longer operating histories than the Company. Competitors have increasingly offered selected food items and combination meals, including hamburgers, at discounted prices, and continued discounting by competitors may adversely affect revenues and profitability of Company restaurants.

                (ii)     The Company will be negatively impacted if the
                            Company is unable to achieve same store sales increases. Sales increases will be dependent, among other things, on success of Company advertising and promotion of new and existing menu items. No assurances can be given that such advertising and promotions will in fact be successful.


The Company may also be negatively impacted by other factors common to the restaurant industry such as: changes in consumer tastes away from red meat and fried foods; increases in the cost of food, paper, labor, health care, workers' compensation or energy; an inadequate number of hourly paid employees; and/or decreases in the availability of affordable capital resources. The Company cautions the reader that this list of risk factors may not be exhaustive, particularly with respect to future filings.

Decreasing Restaurant Sales


                Comparable store sales for Company-operated restaurants open for a full year declined each fiscal quarter from the second quarter of 1996 through the fourth quarter of 1997. Total Comparable store sales were approximately $132.6 million and $127.4 million for Company-operated restaurants for the 12-month periods ended June 15, 1997, and June 14,1998, respectively, a decrease of approximately 3.9%. During 1998, the Company has experienced a 1.6% increase in comparable store sales during the first quarter followed by a 5.2% decrease in comparable store sales during the second quarter. Annual comparable store sales have been declining since fiscal year 1992. Management believes the decrease in comparable restaurant sales over this time period is primarily attributable to increased sales pressure from competitor discounting. See "Risk Factors -- Competitive Environment."

HISTORY OF NET LOSSES


                The Company reported net losses of $860,000 and $2.7 million during the first two quarters of 1997 and 1998, respectively. While the Company reported income from operations of $4.1 million and $3.3 million during 1996 and 1997, respectively, the Company has reported losses before extraordinary items in each of its last three fiscal years. The primary offset to the Company's income from operations was interest expense of $8.6 million and $7.4 million in 1996 and 1997, respectively. In addition, interest expense of $3.7 million and $3.4 million was recorded during the first two quarters of 1997 and 1998, respectively. Restaurant margins before advertising expense increased in 1997 to 18.2% from 15.2% in the prior year due primarily to reduced food, paper and labor costs as a percentage of sales. Advertising expense was 7.1% of sales in 1997 compared to 5.0% of sales in 1996. Although the Company's management has been able to implement programs that have resulted in improved food, paper and labor costs, the Company's debt structure and related interest expense will necessitate a significant increase in sales to eliminate net losses in future periods.


COMPETITIVE ENVIRONMENT

                The fast food restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular location of, competing quick-service restaurants. Factors such as inflation, increases in food, labor and energy costs, the availability and cost of suitable sites, fluctuating interest and insurance rates, state and local regulations and licensing requirements and the availability of an adequate number of hourly-paid employees can also adversely affect the fast food restaurant industry. In addition, major chains, which have operating concepts similar to or competitive with the Company and which also have substantially greater financial resources and longer operating histories than the Company, dominate the fast food restaurant industry. The Company competes primarily on the basis of food quality, price and speed of service. A significant change in pricing or other marketing strategies by one or more of these competitors could have an adverse impact on sales, earnings and growth of the Company. All of the major fast food chains have increasingly offered selected food items and combination meals at discounted prices. Beginning generally in the summer of 1993, the major fast food hamburger chains began to intensify their promotions of value priced meals, many specifically targeting the $.99 price point at which the Company sells many of its products. This increased promotional activity has been sustained, and management believes that it has had a negative impact on the Company's sales. While the Company cannot predict the duration of this promotional activity or the extent to which this pricing may become more or less competitive, such pricing could have a continued adverse effect on the Company's sales and earnings.

CERTAIN FINANCING CONSIDERATIONS; LEVERAGE


                As of June 14, 1998, the Company had outstanding approximately $
58.3 million principal amount of its 9 7/8% Senior Notes due 2000 (the "Senior Notes"), with a required sinking fund payment of approximately $ 1.6 million due in 1999, which is a significant portion of the capitalization of the Company. As such: (i) the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to service the Company's interest expense and principal repayment obligations; and (iii) the Company's level of indebtedness may make it more vulnerable in the event of a sustained downturn in its business or a general economic decline. The ability of the Company to satisfy its obligations under the Senior Notes will be dependent upon, among other factors, the Company successfully increasing revenues and sustaining operational profitability.


INVESTMENT IN CHECKERS DRIVE-IN RESTAURANTS, INC.


                Pursuant to an Exchange Agreement, dated as of December 8, 1997 (the "Exchange Agreement"), between Rally's, CKE Restaurants, Inc. ("CKE"), Fidelity National Financial, Inc. ("Fidelity"), GIANT GROUP, LTD. ("GIANT') and the other persons who may sell shares of Rally's Common Stock pursuant hereto, Rally's acquired approximately 19.1 million shares of the common stock, $.001 par value per share ("Checkers Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), approximately 26.1% of the outstanding Checkers Common Stock. Rally's is now the largest stockholder of Checkers, which develops, produces, owns, operates and franchises approximately 483 quick-service "double drive-thru" restaurants in approximately 23 states. In addition, Rally's has announced that it may acquire up to one million shares of Checkers Common Stock in the open market. As a result of its acquisition of Checkers Common Stock, Rally's recorded losses net of amortization on investment in affiliate of approximately $720,000 in fiscal 1997 and $240,000 during the first two quarters of 1998. Checkers reported losses from operations in each of its last four fiscal years. However, during the first two quarters of 1998, Checkers reported operating income of $2.7 million and net income of $187,000. Checkers' comparable sales continued to decrease in fiscal 1997, but have increased 7.5% during the first two quarters of 1998. While Checkers, under the direction of new top management, has implemented programs to improve food, paper and labor costs, no assurance can be given that such programs will enable Checkers to sustain comparable store sales increases that was experienced during the first two quarters of 1998. In addition, no assurance can be given that Rally's will not be required to record losses in the future as a result of its investment in Checkers. See

"Risk Factors-Reliance on Key Personnel," "--Shares Eligible for Future Issuance and Sale; Dilution of Voting Power" and "Selling Stockholders."


RELIANCE ON KEY PERSONNEL

                Significant management changes have occurred since the end of the third quarter of fiscal 1997. In November 1997, James J. Gillespie became the Chief Executive Officer of Rally's and Checkers. In March 1998, Harvey Fattig became Executive Vice President and Chief Operating Officer of the Company and Checkers. In December 1997, Joseph N. Stein, Executive Vice President and Chief Administrative Officer of Checkers, became Executive Vice President and Chief Financial Officer of the Company. In addition, effective November 30, 1997, Rally's and Checkers entered into a Management Services Agreement pursuant to which Checkers has agreed to provide key services to Rally's, including: executive management; financial planning and accounting; franchise; purchasing; and human resources. As a result of this arrangement, the positions of substantially all of Rally's corporate personnel were eliminated by the end of January 1998, and Checkers' corporate personnel is providing substantially all services necessary for the day-to-day operations of Rally's business. In addition to Messrs. Gillespie, Fattig and Stein, James T. Holder, Senior Vice President, General Counsel and Secretary of Checkers serves as Senior Vice President, Assistant General Counsel and Secretary of the Company. The Company's success will be dependent on the ability of the new senior management team of the Company and Checkers to manage the operations of both companies. In addition, the Company's and Checkers' ability to attract and retain experienced successful executives to the management team will affect the Company's performance. The loss of one or more members of senior management could adversely affect the Company's business and development.


SHARES ELIGIBLE FOR FUTURE ISSUANCE AND SALE; DILUTION OF VOTING POWER


                As of June 14, 1998, (i) 29,597,164 shares of Rally's Common Stock were outstanding (ii) 11,760,000 shares of Rally's Common Stock were reserved for issuance in connection with the exercise of outstanding options and warrants, and (iii) options to purchase 4,236,601 shares of Rally's Common Stock were available for grant under the Company's stock option plans. The Company is obligated to register the shares of Rally's Common Stock offered hereby pursuant to the Exchange Agreement. The holders of such shares are entitled to sell the shares covered hereby in the open market, subject to any limitations under federal securities laws resulting from their relationship to the Company. There can be no assurance that any of these sales will not have an adverse effect on the market price for Rally's Common Stock.


                The Company may issue additional shares of Rally's Common Stock and preferred stock in the future in connection with acquisitions, corporate combinations, financing activities or employee compensation plans. Sales of substantial amounts of Rally's

Common Stock in the open market or the availability of such shares for sale could adversely affect the market for Rally's Common Stock.

CONTROLLING STOCKHOLDERS


                As of June 14, 1998, (i) CKE owned 9,412,507 shares of Rally's Common Stock (approximately 31.8% of the outstanding shares), and beneficially owned 1,525,488 shares underlying options or warrants exercisable within 60 days ("Exercisable Securities"); (II) Fidelity held 2,408,874 shares of Rally's Common Stock (approximately 8.1% of the outstanding shares) and beneficially owned 1,096,687 shares underlying Exercisable Securities; and (iii) Giant held 3,225,618 shares of Rally's Common Stock (approximately 10.9% of the outstanding shares). Giant has entered into an arrangement with CKE and Fidelity with respect to the election of directors of Rally's. Therefore, CKE and Fidelity have the practical ability to elect the Company's Board of Directors and to have a significant influence on matters put to a vote of the Company's stockholders.


POSSIBLE VOLATILITY OF STOCK PRICE

                Rally's Common Stock, which is quoted on the NMS, has experienced, and could experience in the future, significant price and volume fluctuations which could adversely affect its market price. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the overall economy and the financial markets could cause the price of Rally's Common Stock to fluctuate substantially.

LITIGATION


                For a description of certain litigation of which the Company is a party, see "Item 3. Legal Proceedings" of the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 and "Item 1. Legal Proceedings" of the Company's Quarterly Report on Form 10-Q for the period ended June 14, 1998, which are incorporated herein by reference.




GOVERNMENT REGULATION

                The restaurant business is subject to extensive federal, state and local government regulations relating to the development and operations of fast food restaurants, including regulations relating to building, parking, ingress and egress and zoning requirements and the preparation and sale of food and laws that govern the Company's relationship with their respective employees, such as minimum wage requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses or substantial increases in the minimum wage could adversely affect operations. The Company does not anticipate that the increases in the minimum wage will result in material upward pressure on the Company's prevailing wage scale. The Company is also subject to federal regulation and ceratin state laws which regulate the offer and sale of franchises to their respective franchisees.

                                   THE COMPANY


                Rally's is one of the largest chains of double drive-thru restaurants in the United States. At March 22, 1998, the Rally's system included approximately 478 restaurants in 18 states, primarily in the Midwest and the Sunbelt, comprised of 229 Company-owned and operated restaurants and 249 franchised restaurants, including 27 Company owned restaurants in Western markets which are operated as Rally's restaurants by CKE under an operating agreement which began in July 1996. Two additional restaurants covered by such agreement have been converted to Carl's Jr. format and are not included in the above store count. The Company's restaurants offer high quality fast food served quickly and at everyday prices generally below the regular prices of the four largest hamburger chains. The Company serves the drive-thru and take-out segments of the quick-service restaurant market. The Company opened its first restaurant in January 1985 and began offering franchises in November 1986. The Company's executive offices are located at 14255 49th Street North, Building 1, Clearwater, Florida 33762 and its telephone number is (727) 441-3500.

                              SELLING STOCKHOLDERS


                All of the shares of Rally's Common Stock being offered hereby were purchased in a private placement pursuant to the Exchange Agreement or were issued upon conversion of Rally's Series A Participating Preferred Stock (the "Series A Stock"). Pursuant to the Exchange Agreement, the Company is required to register the offer and sale of all shares of Rally's Common Stock acquired pursuant to the Exchange Agreement, including shares received upon conversion of the Series A Stock. See "Risk Factors-Investment in Checkers Drive-In Restaurants, Inc."

                The following table sets forth: (i) the names of the persons who acquired shares of Rally's Common Stock pursuant to the Exchange Agreement; (ii) the number of shares of Rally's Common Stock beneficially owned by each such person as of June 14, 1998 (other than shares of Common Stock received upon conversion of the Series A Stock); (iii) the number of shares of Rally's Common Stock received upon conversion of the Series A Stock; (iv) the number of shares of Rally's Common Stock which may be sold by each such person pursuant hereto; and (v) the number of shares of Rally's Common Stock to be owned, and the corresponding percentage of the total number of shares of Rally's Common Stock to be outstanding, assuming the sale of all of the shares of Rally's Common Stock offered pursuant hereto.



                                                                                         BENEFICIAL OWNERSHIP
                                                                                              AFTER SALE
                                                                                      ----------------------------
                                                     SHARES                           SHARES TO BE
                                                     ISSUED                              OWNED
                                                      UPON             SHARES           ASSUMING      PERCENTAGE OF
                                    SHARES         CONVERSION         WHICH MAY        ALL OFFERED     OUTSTANDING
                                 BENEFICIALLY      OF SERIES A           BE             SHARES ARE       COMMON
SELLING STOCKHOLDER                OWNED(1)         STOCK (2)         OFFERED(3)           SOLD         STOCK (4)
-------------------              ------------      -----------       -----------       -----------     -----------
CKE Restaurants, Inc.            8,076,095 (5)       2,861,900       5,659,980           5,278,015        17.0%

Fidelity National Financial,     3,128,461 (6)         377,100         745,773           2,759,788         9.0%
Inc.

GIANT GROUP, LTD                 3,180,718              44,900          88,769           3,136,849        10.6%

David Gotterer (7)                 498,068 (8)          25,500          50,338             473,230         1.6%


Burt Sugarman (9)                  916,504 (10)         25,500          50,338             891,666         2.9%


Mary Hart Sugarman                 191,486 (11)         61,100         120,802             131,784          *

A J Sugarman                         9,185               6,100          12,055               3,230          *

David Malcolm(12)                   59,702              61,000         120,802                   0          *

Terry Christensen (9)              395,392 (13)         12,400          24,562             383,230         1.3%

Al Sugarman                          9,925              10,200          20,125                   0          *

The Travelers Indemnity          1,351,574 (14)        563,900         563,900           1,351,574         4.4%
Group

William P. Foley II (15)           544,553 (16)        101,800         201,353             445,000         1.5%

Frank P. Willey(17)                 49,776              50,900         100,676                   0          *

Carl A. Strunk(17)                  39,892              14,400          28,556                   0          *

Andrew F. Puzder (18)              229,725 (19)         10,200          20,125             219,000          *

Patrick F. Stone(20)                   9,925               10,200           20,125                   0                   *
William Imparato(17)                  19,910               50,900           40,370                   0                   *
Daniel D. Lane(21)                    39,850               40,700           80,550                   0                   *
Danny Lane                             9,925               10,200           20,125                   0                   *
Cary H. Thompson(17)                   9,925               10,200           20,125                   0                   *
Stephen C. Mahood(17)                 19,851               20,400           40,251                   0                   *
Carl L. Karcher(21)                   49,776               50,900          100,676                   0                   *
Carl N. Karcher  (21)                 46,003 (22)          20,400           40,251              26,152                   *
W. Howard Lester(21)                  59,702               61,100          120,802                   0                   *
C. Thomas Thompson  (23)             454,925 (24)          10,200           20,125             445,000                 1.5%
Byron Allumbaugh(21)                  19,851               20,400           40,251                   0                   *
Ernie Smith                            9,925               10,200           20,125                   0                   *
Ron Maudsley                           9,925               10,200           20,125                   0                   *
Paul DeFalco                           9,975               13,700           23,675                   0                   *
Peter Zarcades                        14,933               15,300           30,233                   0                   0
Brian Malk                            10,393               10,600           20,933                   0                   0
Simon Malk                             2,270                2,300            4,570                   0                   0
Andrew Malk                            2,270                2,300            4,570                   0                   0
                                  19,480,390            4,597,100        8,476,036          15,544,518


______________________

*  Represents less than 1% of class.


                (1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


                (2) The persons named above collectively held an aggregate of 45,667 shares of the Company's Series A Stock issued pursuant to the Exchange Agreement. The Series A Stock provided that it would be converted into Rally's Common Stock (at a ratio of 1/100, subject to adjustment), if and only if such conversion is approved by the Company's stockholders. The Series A Stock was approved for conversion by the Company's stockholders at the Annual Meeting of Stockholders ON June 11, 1998.

                (3) The column representing the "Shares Which May Be Offered" equals the sum of the shares of Rally's Common Stock acquired (i) in December 1997 pursuant to the Exchange Agreement and (ii) in June 1998 upon conversion of the Series A Stock.

                (4) Based on 29,597,164 shares of Rally's Common Stock outstanding as of June 14, 1998, including 4,566,700 shares issued upon conversion of the Series A Stock. Shares of Rally's Common Stock subject to options or warrants exercisable within 60 days ("Exercisable Securities") are deemed outstanding for purposes of computing the percentage of class of the person or entity holding such options or warrants but are not deemed outstanding for computing the percentage of class for any other person or entity.


                (5) Includes 6,550,607 shares of Rally's Common Stock held directly and 1,525,488 shares of Rally's Common Stock underlying Exercisable Securities.

                (6) Includes 2,031,774 shares of Rally's Common Stock held directly and 1,096,687 shares of Rally's Common Stock underlying Exercisable Securities.

                (7)  Director of Rally's and GIANT.


                (8) Includes 466,615 shares of Rally's Common Stock underlying Exercisable Securities, but excludes 22,500 shares underlying options held by Mr. Gotterer, as to which shares he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares upon any exercise of such options.


                (9)  Director of Rally's, GIANT and Checkers.


                (10) Includes 891,666 shares of Rally's Common Stock underlying Exercisable Securities. Excludes 3,180,718 shares owned by GIANT of which Mr. Sugarman may be deemed to be a controlling person. Mr. Sugarman disclaims beneficial ownership of the shares owned by GIANT. Also excludes shares of Rally's Common Stock beneficially owned by AJ Sugarman and Mary Hart Sugarman, Mr. Sugarman's minor child and spouse, respectively, as to which Mr. Sugarman disclaims beneficial ownership. Mr. Sugarman is the Chairman of the Board, President and Chief Executive Officer of GIANT and beneficially owns approximately 55.2% of the outstanding common stock of GIANT.


                (11) Includes 104,692 shares of Rally's Common Stock underlying Exercisable Securities.

                (12) Director of GIANT.

                (13) Includes 380,615 shares of Rally's Common Stock underlying Exercisable Securities.


                (14) Includes 866,787 shares of Rally's Common Stock underlying Exercisable Securities. The Travelers Indemnity Company is a subsidiary of Travelers Group, Inc.

                (15) Chairman of the Board of Rally's, Checkers, CKE and Fidelity; Chief Executive Officer of CKE and Fidelity.

                (16) Includes 445,000 shares of Rally's Common Stock underlying Exercisable Securities.

                (17) Executive Officer of Fidelity and CKE.

                (18) Director of Rally's; Executive Officer of Fidelity and CKE.

                (19) Includes 219,000 shares of Rally's Common Stock underlying Exercisable Securities.

                (20) Executive Officer of Fidelity.

                (21) Director of CKE.

                (22) Includes 23,076 shares of Rally's Common Stock held directly and 3,076 shares of Rally's Common Stock underlying Exercisable Securities.

                (23) Director of Rally's and Checkers; Executive Officer of CKE.


                (24) Includes 445,000 shares of Rally's Common Stock underlying Exercisable Securities.



                              CERTAIN LEGAL MATTERS


                Certain legal matters in connection with the validity of the shares of Common Stock to which this Prospectus relates will be passed upon for the Company by James T. Holder, Esq., Senior Vice President, Assistant General Counsel and Secretary of the Company.


                                     EXPERTS

                The financial statements and schedule incorporated by reference in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                              AVAILABLE INFORMATION

                The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and get other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at its Chicago Regional Office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at its New York Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is quoted on the NMS, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                This Prospectus constitutes part of a Registration Statement on Form S-3 (including all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. For further information, reference is made to the Registration Statement, including exhibits and schedules thereto. The Registration Statement can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


                The following documents, which have been filed by the Company with the Commission, are incorporated herein and specifically made a part hereof by this reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, as amended (the "1997 10-K"); (ii) the Company's Quarterly Reports on Form 10-Q for the periods ended March 22, 1998 and June 14, 1998; (iii) the Company's Proxy Statement dated May 15, 1998; and (iv) the description of Rally's Common Stock which is contained in the Company's Registration Statement on Form 8-A dated September 19, 1989. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the respective dates of filing of such documents with the Commission. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such documents not specifically incorporated by reference therein. Such requests should be addressed to the Company's principal office: Rally's Hamburgers, Inc., 14255 49th Street North, Building 1, Clearwater, Florida 33762, Attention: James T. Holder, Esq., telephone (727) 519-2000.

                                                                      8,476,036
                                                                       SHARES
                                                                   COMMON STOCK



                            TABLE OF CONTENTS


                                                                  Page
                                                                  ----
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . .   2

The Company   . . . . . . . . . . . . . . . . . . . . . . . . . .   7

Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . .   8

Certain Legal Matters . . . . . . . . . . . . . . . . . . . . . .  11

Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

Available Information  . . . . . . . . . . . . . . . . . .  . . .  11

Documents Incorporated By Reference   . . . . . . . . . . . . . .  12




                                                                   PROSPECTUS

                                                                AUGUST 25, 1998

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                The following is a statement of estimated fees and expenses payable or reimbursable by the Registrant in connection with the offer and sale of the Common Stock, subject to future contingencies.


                        SEC registration fee ........................................      $   5,313
                        Legal fees ..................................................         25,000
                        Accountants' fees ...........................................          1,000
                        Blue sky fees ...............................................          5,000
                        Miscellaneous ...............................................         15,000
                                                                                           ---------
                              TOTAL                                                        $  51,313



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Section 145 of the Delaware General Corporation Law ("DGCL") provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

            Section 51 of the Company's Bylaws provides for indemnification of persons to the extent permitted by the DGCL.

            In accordance with Section 102(b)(7) of the DGCL, the Company's Certificate of

Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

            Rally's carries Directors' and Officers' liability insurance, with coverage of $40 million, which is maintained in effect on a yearly basis, expiring on April 1, 1999.

            The above discussion of the Company's Certificate of Incorporation and Bylaws and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation, Bylaws and statues.

ITEM 16.  EXHIBITS

            (a) The following is a list of exhibits filed herewith as a part of this Registration Statement:


            Exhibit Number             Description of Document
            --------------             -----------------------
              5                        Opinion of James T. Holder, Esq.
            23.1                       Consent of Arthur Andersen LLP
            23.2                       Consent of  James T. Holder, Esq. (see Exhibit 5)
             24                        Power of Attorney (see page II-4)






ITEM 17.  UNDERTAKINGS

            (a) The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

                     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                     (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (h) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida, on the 19th day of August, 1998.


                                       RALLY'S HAMBURGERS, INC.



                                       BY                 *
                                         ---------------------------------------
                                           James J. Gillespie
                                           President and Chief Executive Officer


                                POWER OF ATTORNEY

            We, the undersigned directors and officers of Rally's Hamburgers, Inc. do hereby constitute and appoint James J. Gillespie, Joseph N. Stein and James T. Holder or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                                    DATE
---------                                -----                                    ----
*                             President, Chief Executive Officer              August 24, 1998
James J. Gillespie                       and Director

                          (Principal Executive Officer)




                *                                           Senior Vice President, Chief                 August 24, 1998
------------------------------------------                  Administrative Officer and Chief
Joseph N. Stein                                             Financial Officer
                                                            (Principal Financial Officer)



                *                                           Director                                     August 24, 1998
------------------------------------------
William P. Foley, II



                *                                           Director                                     August 24, 1998
------------------------------------------
Terry N. Christensen

                *                                           Director                                     August 24, 1998
------------------------------------------
Willie D. Davis



                                                            Director                                     August __, 1998
------------------------------------------
David Gotterer


                *                                           Director                                     August 24, 1998
------------------------------------------
Ronald B. Maggard


                *                                           Director                                     August 24, 1998
------------------------------------------
Andrew F. Puzder

                 *                                          Director                                     August 24, 1998
------------------------------------------
Burt Sugarman


                 *                                          Director                                     August 24, 1998
------------------------------------------
C. Thomas Thompson


*BY:   /s/ JAMES T. HOLDER
       -----------------------------------
       JAMES T. HOLDER
       ATTORNEY-IN-FACT